April 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Daniel Crawford
Laura Crotty
Ibolya Ignat
Kevin Juhar

Re:	Contineum Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 1, 2024

File No. 333-278003

CIK No: 0001855175

Request for Acceleration of Effective Date

Requested Date:   Thursday, April 4, 2024

Requested Time:    4:00 P.M. Eastern Time

Dear Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the public offering of shares of the Registrant’s Class A common stock, as many copies of the preliminary prospectus of Contineum Therapeutics, Inc. (the “Registrant”) as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned Representatives, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on April 4, 2024, or such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC
As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name:	Lyla Bibi Maduri
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag D. Surti
Name:	Chirag D. Surti
Title:	Executive Director

cc:	Carmine Stengone, Chief Executive Officer and President, Contineum Therapeutics, Inc.

Jeffrey Thacker, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Ryan J. Gunderson, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Leanne A. Gould, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Frank F. Rahmani, Sidley Austin LLP

Samir A. Gandhi, Sidley Austin LLP

J. Carlton Fleming, Sidley Austin LLP

Kostian Ciko, Sidley Austin LLP

[Signature Page to Underwriter Acceleration Request]